CHART ACQUISITION GROUP, LLC

JOSEPH R. WRIGHT

COWEN INVESTMENTS LLC

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, New York 10017

May 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: David L. Orlic, Special Counsel

Re:	Chart Acquisition Corp.

Schedule TO-T filed by Chart Acquisition Group LLC et al.

Filed April 21, 2015 File No. 005-87098

Dear Mr. Orlic:

Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Investments LLC (“Purchasers”, “we”, “our” or “us”) hereby respond to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of our Schedule TO-T filed for the outstanding warrants of Chart Acquisition Corp. (“Chart”) (“Schedule TO”), as such comment was set forth in your letter dated May 6, 2015. For your convenience, we have repeated the Staff’s comment below in bold type, and have followed the comment with our response in plain type.

General

1.             We note that a definitive proxy statement will be filed with respect to the merger with Tempus Applied Solutions, LLC prior to expiration of the offer. Please provide an analysis as to whether the filing of this definitive proxy statement, which relates to the exchange of untendered subject warrants for securities of another entity in the merger, is an arrangement to purchase subject warrants outside of the tender offer, within the meaning of Rule 14e-5.

Rule 14e-5(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that “[a]s a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer ….no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer.” Rule 14e-5(a) further provides that this prohibition applies from the time of public announcement of the tender offer until the expiration of the tender offer (such period, the “Restricted Period”). Public announcement is defined in Rule 14e-5(c)(5) as “any oral or written communication by the offeror or any person authorized to act on the offeror’s behalf that is reasonably designed to, or has the effect of, informing the public or security holders in general about the tender offer.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 12, 2015

For the reasons set forth below, we do not believe that the filing of a definitive proxy statement relating to the exchange of untendered warrants of Chart (the “Chart Warrants”) for warrants (the “Tempus Holdings Warrants”) of Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”) in connection with the proposed business combination (the “Business Combination”) between Chart and Tempus Applied Solutions, LLC (“Tempus”) constitutes a prohibited “arrangement to purchase” of the Chart Warrants outside of the current tender offer (the “Tender Offer”) within the meaning of Rule 14e-5(a). Even if the Staff determines that there was a technical violation of Rule 14e-5, we believe that our actions are not the type of actions that Rule 14e-5 was meant to prevent.

On January 5, 2015, Chart, Tempus, Tempus Holdings and certain other parties entered into an Agreement and Plan of Merger, (as amended, the “Merger Agreement”), pursuant to which (i) a subsidiary of Chart will merge with and into Chart, with Chart being the surviving entity and a wholly-owned subsidiary of Tempus Holdings, and with former Chart stockholders and warrantholders receiving shares of common stock and warrants, respectively, of Tempus Holdings, and (ii) a separate subsidiary of Chart will merge with and into Tempus, with Tempus being the surviving entity and a wholly owned-subsidiary of Tempus Holdings, and with the member of Tempus receiving newly issued shares of common stock of Tempus Holdings. As a result, Tempus Holdings would become a publicly traded company with Chart and Tempus surviving as its wholly-owned subsidiaries. This merger structure set forth above is known as a “double-dummy” structure and is a popular structure due to its tax benefits, as discussed in more detail below.

While holders of Chart Warrants will receive Tempus Holdings Warrants pursuant to the terms of the Merger Agreement, we do not believe that such exchange is an “arrangement to purchase” the Chart Warrants prohibited by Rule 14e-5. Rather, such exchange is merely an assumption by Tempus Holdings of Chart’s contractual obligations under the Merger Agreement and the Warrant Agreement (as defined below) which governs the Chart Warrants.

The Merger Agreement provides that, upon the closing of the Business Combination, each Chart Warrant will automatically become a Tempus Holdings Warrant. Specifically, Section 1.8(b) of the Merger Agreement states:

“At the Effective Time, each Parent Warrant (i.e., Chart Warrant) issued and outstanding immediately prior to the Effective Time shall be converted into one Pubco Warrant (i.e., Tempus Holdings Warrant). At the Effective Time, each Parent Warrant issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Parent Warrants.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 12, 2015

Accordingly, Tempus Holdings, which will succeed Chart as the publicly traded company, will automatically succeed to Chart’s obligations under the Warrant Agreement and will not need to enter into a new agreement to govern the Tempus Holdings Warrants. Furthermore, Section 9.1 of the Second Amended and Restated Warrant Agreement between Chart and Continental Stock Transfer & Transfer Company, dated March 11, 2015 (the “Warrant Agreement”), which governs the terms of the Chart Warrants, provides that the Warrant Agreement is binding on its successors, such as Tempus Holdings.

Furthermore, the exchange of Tempus Holdings Warrants for Chart Warrants does not constitute an offer, offer to sell, offer for sale, or sale pursuant to Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Rule 145(c) provides that an offer, offer to sell, offer for sale, or sale shall be deemed to be involved, within the meaning of Section 2(3) of the Securities Act where there is submitted for the vote or consent of securityholders a plan or agreement for a merger, consolidation or similar transaction in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to redomesticate within the United States. By contrast, a vote of the Chart Warrant holders will not be required in connection with the Business Combination. Furthermore, Chart Warrant holders will not need to make an investment decision as to whether to accept Tempus Holdings Warrants in exchange for their existing Chart Warrants. Rather, any Chart Warrant that is not tendered in the Tender Offer will automatically be exchanged for a Tempus Holdings Warrant. Furthermore, we believe that the exchange of a Chart Warrant for a Tempus Holdings Warrant is comparable to a redomestication, which Rule 145(c) specifically states does not constitute an offer, offer to sell, offer for sale, or sale. Just like a redomestication is a technical transaction that does not have a substantive effect on a stockholder’s rights, the exchange of Tempus Holdings Warrants for Chart Warrants is merely a technical change in the issuer and will not have a substantive effect on the rights of the Chart Warrant holders.

Furthermore, the exchange of Chart Warrants for Tempus Holdings Warrants is the outcome of a merger structure that was designed solely for tax purposes, and there is no substantive changes to the rights of the Chart Warrant holders resulting from such exchange. The parties initially proposed to conduct the Business Combination via a direct acquisition of Tempus by Chart. In this structure, Chart would issue shares of its common stock to the members of Tempus and Chart would file a proxy statement on Schedule 14A to obtain stockholder approval for the transaction.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 12, 2015

However, after review of the Business Combination, the parties were advised by tax counsel that such an acquisition would likely be taxable to members of Tempus. Therefore, alternative acquisition structures were considered. After careful deliberation, the current “double-dummy” structure was adopted because it permitted the Business Combination to occur in the most tax-efficient manner for both Chart stockholders and the Tempus equity holders. Specifically, the “double-dummy” structure allows both the Chart stockholders and the Tempus equity holders to exchange their equity for stock of Tempus Holdings in a tax-free exchange. As a result of the “double-dummy” structure, Tempus Holdings had to file a Form S-4 (as opposed to Chart a proxy statement in the original structure) to register the issuance of the Tempus Holdings securities to holders of the Chart securities. However, substantively, there were no changes to the interests of the Chart security holders and they will continue to own the same securities subsequent to the closing of the Business Combination, albeit issued by a different entity. Accordingly, holders of Tempus Holdings Warrants will have identical rights that holders of Chart Warrants would have had following the Business Combination had Chart been the surviving entity instead of Tempus Holdings. The only reason why Tempus Holdings is the surviving entity, and not Chart, is for tax purposes. We believe that the transaction should be treated as if Chart had filed a proxy statement for the Business Combination, in which case Rule 14e-5 would not be implicated, because the only reason Tempus Holdings filed the Form S-4 was because of the “double-dummy” tax structure of the Business Combination.

Furthermore, we believe that the exception set forth in Rule 14e-5(b)(7) (Purchases Pursuant to Contractual Obligations) (the “Exception”) provides an applicable exemption from the requirements of the rule with respect to the Tender Offer. To qualify for the Exception, a contract (such as the Merger Agreement) pursuant to which the purchase and arrangements to purchase are carried out must be: (1) entered into before public announcement of the tender offer, (2) unconditional and binding on both parties, and (3) disclosed in all of its material terms (including quantity, price and parties) in the offering materials.

As noted above, the Merger Agreement was entered into on January 5, 2015, which is prior to the public announcement of the Tender Offer. The Merger Agreement is binding upon all parties and all material terms of the Merger Agreement were disclosed in the Form S-4. In addition, the Purchasers are conducting the Tender Offer pursuant to their obligations under a letter agreement with Chart entered into in connection with Chart’s initial public offering (the “IPO”). All material terms (including quantity, price and parties) relating to the Tender Offer were disclosed in Chart’s prospectus for the IPO in December 2012 as well as in Chart’s subsequent filings under the Exchange Act. Consequently, even if Rule 14e-5 applies, the Exception to the prohibition should be satisfied.

Even if the Staff determines that that the exchange of warrants constitutes an “arrangement to purchase,” such “arrangement to purchase” did not occur during the Restricted Period set forth in Rule 14e-5 since the parties entered into the Merger Agreement on January 5, 2015, which occurred prior to the public announcement of the Tender Offer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 12, 2015

If the Staff determines that there was a technical violation of Rule 14e-5, we believe that our actions are not the type of actions that Rule 14e-5 was designed to prevent. Rule 14e-5 was promulgated by the Commission as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities. The Commission in Release No. 34-42055 stated that “Rule 14e-5 will continue to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the offer’s terms.” We do not believe that the current situation is the type of situation that Rule 14e-5 was designed to prevent as the foregoing policy concerns are not raised by the Tender Offer because the main purpose of the Tender Offer is to put holders of the Chart Warrants in a better position they would be in without the Tender Offer. Specifically, the Tender Offer provides holders of the Chart Warrants they now have with the option to (i) participate in the Tender Offer and receive $0.60 for half of their Chart Warrants or (ii) not tender their Chart Warrants at all and participate in the growth of the combined company. The mere fact that the Business Combination is registered on a Form S-4 (as opposed to simply being included in a proxy statement on Schedule 14A) should not prevent holders of the Chart Warrants from maximizing the full value of their securities.

While the Staff’s concern could usually be addressed by Chart refraining from filing its definitive proxy statement until the consummation of the Tender Offer, that avenue is not available in this case since the Purchasers would not be able to complete the Tender Offer prior to mailing a definitive proxy statement and closing the Business Combination due to the disparity between the amounts holders of the Chart Warrants will receive if the Business Combination closes versus if it does not close. Specifically, if the Business Combination closes, we would acquire half of the currently outstanding Chart Warrants at $0.60 per Chart Warrant and there would be no more funds remaining in the escrow account. However, if the Business Combination does not close by Chart’s termination date, the Purchasers would be obligated pursuant to the terms of the Escrow Agreement to purchase all outstanding Chart Warrants at a price of $0.30 per Chart Warrant. However, if we close the Tender Offer prior to filing the definitive proxy statement, without determining whether the Business Combination will close, there would be insufficient funds in the escrow account to pay $0.30 per Chart Warrant if the Business Combination is not completed. Accordingly, we need to close the Tender Offer within proximity to the closing of the Business Combination to ensure that we know whether we will pay $0.60 for half the Chart Warrants or $0.30 for all of the Chart Warrants.

If the Purchasers were required to terminate the current offering due to a potential violation of Rule 14e-5 of the Exchange Act, holders of the Chart Warrants would be severely harmed as they would only receive $0.30 for their Chart Warrants and would not be able to hold their Chart Warrants and participate in the growth of the combined company. This is because the Purchasers would not be able to launch the Tender Offer after the consummation of the Business Combination because the escrow agreement pursuant to which the Purchasers initially deposited funds with Continental Stock Transfer & Trust Company into a segregated escrow account (the “Escrow Agreement”) provides that in the event that the Purchasers fail to complete the Tender Offer by June 13, 2015 (the “Expiration Date”), the funds held in escrow must be promptly distributed to holders of the Chart Warrants for $0.30 per warrant. In such event, Chart Warrant holders would lose out on the opportunity to tender their Chart Warrants for $0.60 for half of their Chart Warrants (instead of $0.30 per Chart Warrant) while holding on to the other half of their Chart Warrants. In addition, such holders would lose out on the opportunity to participate in the growth of the combined company and instead the Purchasers would own all of the Chart Warrants (which would be exchanged for Tempus Holdings Warrants) and would be the only holders to participate in the growth of the Company. As a result, holders of the Chart Warrants would be harmed if the Tender Offer were not to proceed pursuant to the terms set forth in the Offer to Purchase.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 12, 2015

Furthermore, we advise the Staff that the Purchasers are not conducting the aforementioned exchange of Chart Warrants and Tempus Holdings Warrants to take advantage of Chart Warrant holders and/or engage in market manipulation but rather pursuant to their obligations under the Letter Agreement entered into in connection with the IPO. As a result, there is no potential harm to investors or possible manipulation of the public trading price of the Chart Warrants since holders have the right to tender all of their Chart Warrants in the Tender Offer at fixed prices. The fact that the untendered Chart Warrants will be exchanged for Tempus Holdings Warrants will not affect the price the Purchasers will pay in the Tender Offer, particularly since holders of the untendered Chart Warrants will not receive any cash in exchange for their Chart Warrants.

We further advise the Staff that the terms and mechanics of the Tender Offer were discussed in great detail in Chart’s IPO prospectus and its subsequent filings under the Exchange Act. Investors have been aware of the terms and the structure of the Tender Offer for over two and a half years, long before the filing of the Form S-4 and the Schedule TO with the SEC. As a result, there should be no concern for market manipulation as the actions of the Purchasers in connection with the Tender Offer are consistent with the public disclosure. We believe that the Tender Offer should be permitted to proceed as currently structured to enable investors with an opportunity to tender their Chart Warrants on terms that they have come to expect since purchasing the Chart Warrants. The fact that the Business Combination is being registered on a Form S-4 (as opposed to simply being included in a proxy statement) will not lead to any increased market manipulation.

Accordingly, the Purchasers respectfully submit that their actions in connection with the Tender Offer do not violate Rule 14e-5. However, to the extent the Staff determines that there was a technical violation of Rule 14e-5, the Purchasers submit that their actions will not cause any market manipulation or harm investors.

*    *    *

As the authorized representative of the Purchasers, we hereby acknowledge that:

●	the Purchasers are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Purchasers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 12, 2015

We thank the Staff in advance for its consideration of the enclosed and the foregoing response. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

CHART ACQUISITION GROUP, LLC

		By:	/s/ Michael LaBarbera
		Name:	Michael LaBarbera
		Title:	Manager

cc:	Ellenoff Grossman & Schole LLP